Exhibit 21.1

Subsidiary List

Name of Subsidiary	State of Incorporation	Doing Business As Name

Addus FEA, Inc.	Illinois

Addus HealthCare (Idaho), Inc.	Delaware	A Full Life HomeCare

Addus HealthCare (Indiana), Inc.	Delaware	Addus HealthCare

Addus HealthCare (Nevada), Inc.	Delaware	A Full Life Agency Desert PCA Su Casa Personal Care Silver State Personal Care

Addus HealthCare (New Jersey), Inc.	Delaware

Addus HealthCare (North Carolina), Inc.	Delaware	Down East HealthCare

Addus HealthCare, Inc.	Illinois	Addus HealthCare Addus Personal Care Services

Benefits Assurance Co., Inc.	Delaware

Ft. Smith Home Health Agency, Inc.	Arkansas	CareNetwork of Ft. Smith

Little Rock Home Health Agency, Inc.	Arkansas	CareNetwork of Little Rock

Lowell Home Health Agency, Inc.	Arkansas	CareNetwork of Lowell

PHC Acquisition Corporation	California	Addus HealthCare

Professional Reliable Nursing Service Inc.	California	Addus HealthCare